August 5, 2015

FILED ON EDGAR
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:  AMERICATOWNE, INC.
         FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2014, AS AMENDED
         FILED APRIL 17, 2015 AND JULY 27, 2015, AS AMENDED
         RESPONSE DATED JULY 27, 2015
         FILE NO. 000-55206

Dear Mr. Spirgel:

This letter is in response to your August 4, 2015 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Form 10-K/A for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for Period from Inception (April 22, 2014) to December 31, 2014, Revenues, page 50

1.  Refer to the second paragraph. It appears to us that you recognized the total service fee from each of your four Exporter Service Agreements entered into in August, October and November 2014. In Note 2, Revenue Recognition, on page F-11, you disclose that you are accounting for your Exporter Service Agreements as multiple-element arrangements pursuant to ASC 605-25 and each separate unit of accounting is recognized when it is delivered. We also note that your total accounts receivable balance consists of the service fee revenues from your Exporter Service Agreements recognized in 2014. Please address the following comments for each Exporter Service Agreement:

  In your letter dated December 22, 2014, you stated that your service fee consists of two separate deliverables (analysis and plan related to the exporter's products and services and IC-DISC information services) and the related revenues are recognized when each deliverable is satisfied. We note from the Exporter Service Agreements that your service fee is for services to be provided by you in the AmericaTowne Platform, Sample and Test Market Program and if applicable, Accepted Market Program. Based on this, please tell me how you determined your two separate deliverables. Include in your response how the services related to AmericaTowne Platform, Sample and Test Market Program and Accepted Market program are included in your two separate deliverables or if there are additional deliverables. Please confirm to us that you have no further obligations for such deliverables once the deliverable is satisfied. Since the Accepted Market Program services are conditional, tell us your basis for including such services in the respective deliverable of if these services represent a separate deliverable.
  It is unclear to us whether the service fee provided through Yilaime Corporation pursuant to the Exporter Service Agreements are included in the two separate deliverables. Tell us and disclose whether or not the Yilaime Corporation services are included in one of your two separate deliverables and the basis for your conclusion.
  We note that terms of the Exporter Service Agreements range from 24 months to 15 years. Tell us if the parties to these agreement are entitled to unlimited services for the fixed service amounts over the terms of such agreements.
  We note that services fees for Bamyline Services, Nadia Emhirech and World Empowerment Import and Exporter Service Agreements have payment terms from 20 months to 24 months. Please tell us the specific factors you considered in concluding that the collectability of the service fee for each agreement was reasonably assured pursuant to ASC605-10-25-3 through 605-10-25-5.

Response: The two separate deliverables are broadly broken into deliverables for pre-export and post-export transactions.. We confirm that we have no further obligations once deliverables are satisfied. The services related to the AmericaTowne Platform, Sample and Test Market Program and Accepted Market Program are included in our two separate deliverables. As mentioned in our letter of December 22, 2014, under the Exporter Services Agreement, there are two separate earning events where services are delivered and revenues realized and earned - the Service Fee and the Transaction Fee. There are no additional deliverables. If the Exporter is accepted into the program, the conditions within the Accepted Market Program would be applicable. These services are not a separate deliverable.

Yilaime fees are not included in either of the deliverables. As outlined in our response of December 22, 2014, Yilaime fees are earned in essence for delivering a qualified exporter into the program and are separate from the fees earned by the Company.

The parties to these agreements are not entitled to unlimited services over the term of the agreement for the Service Fee.

The Company's revenue recognition policies comply with FASB ASC Topic 605. Revenue is recognized at the date of delivery to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. The subsequent collection of account receivables offers a reasonable basis for management's opinion that the collection of its Service Fee is reasonably assured. Additionally, we make allocations for uncollectible accounts.

One of the most important criteria for entrance in the program is the Exporter's ability to pay and management's belief that the revenue is reasonably assured. Management reviews each client's financial condition and ability to pay at the outset and structures payment procedures based upon what it believes are the Exporters reasonable ability to pay. If collectibility is reasonably assured at the outset, management recognizes the revenue. If not, management does not recognize the revenue until paid or collectability is assured. In each case, management believes that receipt of revenue was reasonably assured.

Our standard practice is to use long terms contracts. Additionally, we collect payments pursuant to the original terms of the agreements without making concessions.

Note 1. Summary of Significant Accounting Policies

Accounts Receivables, page F-15

2.   Referencing the accounts receivable from your Exporter Service Agreements, please tell us the amounts you have collected to date on the receivables from Bamyline Services ($55,000), Nadia Emhirech ($36,000), Janssen's Farms, Inc. ($50,000). It does not appear that you have received payments under any of these agreements. Please tell us the specific factors you considered in concluding that each accounts receivable was reasonably assured of collection as of December 31, 2014 and March 31, 2015, and any amounts which have been collected subsequently.

Response: We have collected the following amounts under the Export Service agreements as of August 4, 2015:

Company		Total Collected	Balance Due	Number of Payments Made	Status as of 12/31/2014	Status as of 3/31/2015	Status as of 8/4/2015
Bamyline Services	$55,000	$26,500	$28,500	13	Current	Current	Current
Nadia Emhirech	$36,000	$8,050	$27,950	8	Current	Current	Not Current
Janssen's Farms Inc.	$50,000	$26,664	$23,336	8	Current	Current	Current
World Empowerment Import and Export	$55,000	$26,759	$28,241	9	Current	Current	Current

As of December 31, 2014 and March 31, 2015, all accounts were paid pursuant to the agreements. The accounts were considered reasonably assured of collecting based upon the payment history and status of the accounts. Although the Company recognized and accounted for potential uncollectable accounts, the Company did not write off bad debts as of December 31 2014 or March 31, 2015.

3.   Please tell us and disclose the amount of your allowance for doubtful accounts at December 31, 2014. Comply with this comment in your Form 10-Q/A for the quarter ended March 31, 2015. Refer to ASC 310-10-50-2 through ASC 310-10-50-4.

Response: The amount of our allowance for doubtful accounts as of December 31, 2014 was $12,368 as disclosed on 10-K/A at page F-16. We will comply with the comment in our 10-Q/A for the quarter ended March 31, 2015.

Exhibits

4.   Please revise to include all exhibits required by Item 601 of Regulation S-K, including, but not limited to, the Exporter Services Agreement, and the Licensing, Lease, and Use Agreement.

Response: The Company will include all previously disclosed agreements in its Form 10-K/A.

Very truly yours,
PAESANO AKKASHIAN, PC

/s/Anthony R. Paesano
Anthony R. Paesano

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President